                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO,       )*
                                         ------

                           J.D. EDWARDS & COMPANY
                              (Name of Issuer)

                                COMMON STOCK
                       (Title of Class of Securities)

                               281667 10 5
                              --------------
                              (CUSIP Number)

                               June 29, 1999**
                               ---------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

/ / Rule 13d-1(b)

/X/ Rule 13d-1(c)

/ / Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act bu shall be subject to all other provisions of the Act (however, see the Notes).

** All beneficial ownership reported as of December 3, 1999.

                                   SCHEDULE 13G

CUSIP No.  281667 10 5                                     Page 2 of 4 Pages
          -------------------

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Kylee Ann Fernalld

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                           (a)   / /

                                                           (b)   /X/

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Littleton, Colorado

                             5.    SOLE VOTING POWER
     NUMBER OF SHARES              9,630,037 (1)
       BENEFICIALLY                ----------------------------------
      OWNED BY EACH
        REPORTING            6.    SHARED VOTING POWER
         PERSON                    6,388 (2)
          WITH                     ----------------------------------

                             7.    SOLE DISPOSITIVE POWER
                                   9,630,037 (1)
                                   ----------------------------------

                             8.    SHARED DISPOSITIVE POWER
                                   2,509,673 (3)
                                   ----------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,139,710
     ------------------------

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                 N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) - 11.37%

12.  TYPE OF REPORTING PERSON*

                 IN

(1) Includes 9,611,476 shares held indirectly in the Kylee McVaney Fernalld Trust dated June 26, 1999, Kylee A. Fernalld, Trustee; 711 shares held directly by Ms. Fernalld and 17,850 shares voted by Ms. Fernalld as Trustee of the Victoria Kylee Fernalld Trust dated December 19, 1994.

(2) Includes 6,388 shares voted by her and her spouse as Trustees of the Victoria Kylee Fernalld Trust No. 2 dated July 22, 1996.

(3) Includes all shares in footnote (2) plus 2,503,285 shares held in the TyL Ranch Irrevocable Trust dated 8/11/99.

                                                           PAGE 3 OF 4 PAGES

                                   SCHEDULE 13G

1A.  NAMES OF ISSUER:

     J.D. Edwards & Co.

 B.  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     One Technology Way, Denver, CO 80237

2A.  NAME OF PERSON FILING:

     Kylee Ann Fernalld

 B.  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     901 East Chestnut Trail
     Littleton, Colorado 80121

 C.  CITIZENSHIP:

     The information set forth in Item 4 on page 2, hereof is hereby incorporated by reference.

 D.  TITLE OF CLASS OF SECURITIES:

     Common Stock

 E.  CUSIP NO.:

     281667 10 5

3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

     This statement is not filed pursuant to Rule 13d-1 or 13d-2(b) or (c).

4.   OWNERSHIP:

     The information contained in Items 1 and 5 through 11 on page 2 is hereby incorporated by reference. Such information as it relates to beneficial ownership and percent of class is as of December 3, 1999.

5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     Not applicable

6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not applicable.

7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable.

                                                              PAGE 4 OF 4 PAGES

8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not applicable.

9.   NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.

10.  CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                   SIGNATURE

         After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                                   /s/ Kylee Ann Fernalld
                                                   ----------------------------
                                                   Kylee Ann Fernalld